

ADVANCE FINANCIAL BANCORP

2002 ANNUAL REPORT



ADVANCE FINANCIAL BANCORP
ANNUAL REPORT

TABLE OF CONTENTS

To Our Shareholders and Friends......

It is with great pleasure for me to report that 2002 was an historic year for Advance Financial Bancorp. Last year I reported to you that earnings per share as of June 30, 2001 increased to the highest level in the history of *Advance* at $1.11. This year is no exception; we have once again achieved record earnings. For 2002, earnings per share increased by 91% to $2.12 from fiscal 2001. Return on Equity increased to 9.69% at June 30, 2002 from 6.16% at June 30, 2001 and book value per share increased 16% to $19.55 per share at June 30, 2002 from $17.53 at June 30, 2001. In fiscal 2002, growth to our balance sheet was significant. At June 30, 2002 assets increased to $46.8 million, or 27.9%, to $214.3 million from $167.5 million at June 30, 2001. Total deposits grew 34.2% to $175.1 million at June 30, 2002 as compared to $130.5 million at June 30, 2001 and loan growth continued to remain strong at 32.8%. Total loans were $172.1 million at June 30, 2002 as compared to $129.6 million at June 30, 2001. These include the net results of the acquisition and merger of Ohio State Financial Services, Inc. that was completed in September of 2001.

The completion of the acquisition and merger of Ohio State Financial Services, Inc. and their wholly owned subsidiary, Bridgeport Savings and Loan was a very positive addition to Advance. Not only have we been able to enhance and broaden the financial products and services offered to the former customers of Bridgeport Savings and Loan, but we have significantly expanded our primary market areas. The new offices of Advance Financial Savings Bank are located in Bridgeport and Shadyside, Ohio and central to the market areas of Wheeling, West Virginia and St. Clairsville, Ohio. This acquisition has had a positive impact on the value of Advance. Recently completed renovations include a new drive thru facility in Bridgeport and ATM's at both the Bridgeport and Shadyside offices.



In the spring of 2002 the Board of Directors approved an expansion into Steubenville, Ohio with a full service branch facility. This facility is centrally located to all areas of Steubenville in an area known as Hollywood Plaza. Construction began in May of 2002 and it is expected to be complete and operational by the middle of September 2002. We anticipate immediate success with this new facility.

Last year I encouraged you to visit *www.advancefinancial.com* to get a more personal look at who *WE* are and what *WE* are to the communities *WE* serve.

Again, I invite you to visit our site. It will be changing significantly in November of 2002 when we will add "Internet Banking." Our customers will have the ability to pay bills, transfer funds and check account balances anytime or anywhere. We will also provide loan services and cash management. We remain committed to quality service and products that meet today's demands. Our vision and mission remain the same; to provide our local communities with the BEST in financial services and products through innovative thinking and the latest technologies.

I acknowledge the continued support and direction of the Board of Directors, the focus and dedication of our Senior Management team and the Officers and staff who continue to support the vision of *ADVANCE* through quality service to our customers.

I would be remiss if I failed to acknowledge the years of service provided by two former board members. George H. Johnson who passed away this past January after 24 years and James R. Murphy who retired after serving the board for 40 years. Their contribution will always be remembered.

Looking forward to the challenges of a new year, we do so with our continued commitment to achieve a new level of excellence. We are committed to provide the best in community banking services and enhancing shareholder value.



Stephen M. Gagliardi
President & CEO



Seated l-r: William E. Watson, Stephen M. Gagliardi, President/CEO, John R. Sperlazza, Vice Chairman, standing l-r: Gary Young, Dominic J. Teramana, W. Pete Holloway, Kelly M. Bethel, Secretary and William B. Chesson

Director Information

JOHN R. SPERLAZZA
Vice Chairman
Anthony Mining, Retired
J & J Properties, Partner

WILLIAM E. WATSON
William E. Watson & Associates, Attorney

STEPHEN M. GAGLIARDI
Advance Financial, President/CEO

KELLY M. BETHEL
Bethel Agency, President

GARY YOUNG
Brooke Hills Park, Director

WILLIAM B. CHESSON
Jefferson County Chamber of Commerce
President

DOMINIC J. TERAMANA
Century 21 Teramana-Westling, Inc.
President

W. PETE HOLLOWAY
Hazlett, Burt & Watson, Inc.
Senior Vice President

Financial Statements


AF

Corporate Profile

Advance Financial Bancorp (the "Company") is a Delaware corporation organized in September 1996 at the direction of Advance Financial Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from a mutual to a stock form of ownership (the "Conversion"). On December 31, 1996, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

The Bank chartered in 1935 under the name Advance Federal Savings and Loan Association of West Virginia, is a federally chartered stock savings bank headquartered in Wellsburg, West Virginia. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision and its deposits are federally insured by the Savings Association Insurance Fund. The Bank is a member of and owns stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks in the FHLB System.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one to four family residential real estate, non-residential real estate, commercial loans and consumer automobile loans. To a lesser extent, the Bank also originates multi-family real estate loans and other consumer loans.

Stock Market Information

The Company's common stock has been traded on the NASDAQ SmallCap Market under the trading symbol of "AFBC" since it commenced trading in January 1997. The following table reflects high and low bid quotations as published by NASDAQ. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High ($)	Low ($)	Dividends Declared ($)
July 1, 2000 to September 30, 2000	11.44	9.75	.10
October 1, 2000 to December 31, 2000	12.13	9.13	.10
January 1, 2001 to March 31, 2001	11.25	10.25	.10
April 1, 2001 to June 30, 2001	13.25	10.71	.10
July 1, 2001 to September 30, 2001	14.00	11.80	.10
October 1, 2001 to December 31, 2001	13.95	12.80	.12
January 1, 2002 to March 31, 2002	16.60	13.50	.12
April 1, 2002 to June 30, 2002	18.00	15.96	.12

The number of stockholders of record of common stock as of the record date of September 3, 2002, was approximately 427. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 3, 2002, there were 932,285 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the conversion, or (2) the regulatory capital requirements imposed by the OTS.

Selected Financial Ratios and Other Data

	For the Years Ended June 30	
	2002 %	2001 %
Return on average assets (net income divided by average total assets)	.86	.62
Return on average equity (net income divided by average equity)	9.69	6.16
Average equity to average assets ratio (average equity divided by average assets)	8.85	10.06
Equity to assets at period end	8.50	9.76
Net interest spread	3.07	2.95
Dividend payout ratio	21.68	35.50
Net yield on average interest-earning assets	3.45	3.46
Non-performing loans to total assets	.94	.72
Non-performing loans to total loans	1.17	.92
Allowance for loan losses to non-performing assets	36.23	49.60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions.

The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Advance Financial Savings Bank (the "Bank"). As a result, references to the Company generally refer to the Bank unless the context indicates otherwise.

OVERVIEW

Effective March 8, 2002, the Company was granted permission to establish a *de novo* branch at 125 Dunbar Avenue in the Hollywood Shopping Plaza in Steubenville, Ohio. The Company anticipates the completion of the *de novo* branch in the first quarter of the 2003 fiscal year. The anticipated cost of the facility including the building, equipment and furniture is expected to be approximately $800,000, which will primarily be capitalized. The Company will use excess cash liquidity to pay all costs associated with constructing and equipping the new branch facility.

On September 7, 2001, the Company's growth was bolstered by the completion of the acquisition of Ohio State Financial Services, Inc ("OSFS") and its wholly owned subsidiary Bridgeport Savings and Loan Association. The acquisition was accounted for under the purchase method of accounting in a cash transaction. As a result of the completion of the acquisition, the Company paid $7.8 million to the shareholders of OSFS. The transaction was funded with a $3.8 million short-term FHLB advance and $4 million dollars from the Company's overnight funds. The FHLB advance was repaid with proceeds from matured and called investment securities and redeemed FHLB stock after the date of the merger and prior to September 30, 2001. With the completion of the acquisition, the Company added two additional branches located in Bridgeport and Shadyside, Ohio bringing the total branch locations of the Company to five. The results of operations from September 8, 2001 include the operations of OSFS.

On July 30, 2002 the President signed into law the Sarbanes-Oxley Act of 2002 (the Act), following an investigative order proposed by the SEC on chief financial officers and chief executive officers of 947 large public companies on June 27, 2002. Additional regulations are expected to be promulgated by the SEC. As a result of the accounting restatements by large public companies, the passage of the Act and regulations expected to be implemented by the SEC, publicly-registered companies, such as the Company, will be subject to additional and more cumbersome reporting regulations and disclosure. These new regulations, which are intended to curtail corporate fraud, will require certain officers to personally certify certain SEC filings and financial statements and will require additional measures to be taken by our outside auditors, officers and directors. The new laws and regulations could increase our non-interest expenses.

Asset and Liability Management

The Company's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on net interest income, the Company manages interest rate sensitivity and asset/liability products through an asset/liability management committee (the "Committee"). The Committee meets as necessary to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Company's need for funds and on a review of rates offered by other financial institutions in the Company's market area. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's market area, as well as, the Company's cost of funds.

The Committee manages the imbalance between its interest-earning assets and interest-bearing liabilities through the determination and adjustment of asset/liability composition and pricing strategies. The Committee then monitors the impact of the interest rate risk and earnings consequences of such strategies for consistency with the Company's liquidity needs, growth and capital adequacy. The Committee's principal strategy is to reduce the interest rate sensitivity of interest-earning assets and attempt to match the maturities of interest-earning assets with interest-bearing liabilities, while allowing for a mismatch in an attempt to increase net interest income.

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Company has also instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, the Company originates one year, three-year and five year adjustable rate mortgage loans.

Net Portfolio Value

The Company computes amounts by which the net present value of cash flow assets, liabilities and off balance sheet items ("NPV") would change in the event of a range of assumed changes in market interest rates. The computations estimate the effect on the Company's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases or decreases in market interest rates.

Based upon the Office of Thrift Supervision assumptions, the following table presents the Company's NPV at June 30, 2002.

Changes in rates	NPV Ratio (1)	Change(2)
+300 bp	8.12 %	(249) bp
+200 bp	9.37	(125) bp
+100 bp	10.20	(42) bp
0 bp	10.62	
-100 bp	10.42	(20) bp
-200 bp	9.82	(80) bp
-300 bp	9.18	(143) bp

(1) Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended June 30,						Month Ended June 30,	
	2002			2001			2002	
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Average Yield/Cost
Interest-earning assets:								
Loans receivable (1)	$157,557	$12,209	7.75%	$124,726	$10,611	8.51%	$170,805	7.32%
Investment securities (2)	20,165	832	4.12%	18,060	1,114	6.17%	24,384	3.41%
Mortgage-backed securities	9,490	582	6.14%	6,595	439	6.66%	9,280	5.79%
Total interest-earning assets	187,212	13,623	7.28%	149,381	12,164	8.15%	204,469	6.79%
Non-interest-earning assets	7,789			7,094			8,256	
Total assets	$195,001			$156,475			$212,725	
Interest-bearing liabilities:								
Interest-bearing demand deposits	$25,010	608	2.43%	$19,534	$637	3.26%	$29,364	2.43%
Certificates of deposit	95,157	4,577	4.81%	81,172	4,874	6.00%	100,600	4.03%
Savings deposits	29,966	812	2.71%	17,499	488	2.79%	36,098	2.73%
FHLB borrowings	20,000	1,164	5.82%	16,563	1,003	6.06%	20,000	5.73%
Total interest-bearing liabilities	170,133	7,161	4.21%	134,768	7,002	5.20%	186,062	3.71%
Non-interest bearing liabilities	7,608			5,960			8,575	
Total liabilities	177,741			140,728			194,637	
Stockholders' equity	17,260			15,747			18,088	
Total liabilities and stockholders' equity	$195,001			$156,475			$212,725	
Net interest income		$ 6,462			$ 5,162			
Interest rate spread (3)			3.07%			2.95%		3.08%
Net Yield on interest-earning assets (4)			3.45%			3.46%		3.42%
Ratio of average interest-earning assets to average interest-bearing liabilities			110.04%			110.84%		109.89%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock.
(3) Interest-rate spread represents the difference between the average yield on interest earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old average volume). Changes, which are not solely attributable to rate or volume, are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

	Year Ended June 30, 2002 vs 2001 Increase (Decrease) Due to		
	Volume	Rate	Net
	(Dollars in Thousands)		
Interest Income:			
Loans receivable	$ 2,748	$ (1,151)	$ 1,597
Investment securities	122	(404)	(282)
Mortgage-backed securities	189	(46)	143
Total interest-earning assets	3,059	(1,601)	1,458
Interest Expense:			
Interest-bearing demand deposits	176	(205)	(29)
Certificates of Deposit	839	(1,136)	(297)
Savings Deposits	349	(25)	324
FHLB borrowings	207	(46)	161
Total interest-bearing liabilities	1,571	(1,412)	159
Net change in interest income	$1,488	$(189)	$1,299

Comparison of Financial Condition

The Company's total assets increased approximately $46,818,000, or 27.95%, to $214,305,000 at June 30, 2002, from $167,487,000 at June 30, 2001 primarily as a result of the acquisition of OSFS which increased assets $24,935,000. The Company's total liabilities increased approximately $44,937,000, or 29.73%, to $196,082,000 at June 30, 2002, from $151,144,000 at June 30, 2001. The increase in liabilities is primarily comprised of an increase in deposits of $44,560,000. The increase in deposits is primarily in core accounts which have increased $28,052,000 of which $12,630,000 was acquired in the OSFS merger. The remaining deposit increase of $16,508,000 is comprised of time deposits in which $11,630,000 was acquired in the OSFS merger.

Total cash and cash equivalents increased by $3,217,000 to $11,770,000 at June 30, 2002 from $8,553,000 at June 30, 2001. This increase is due principally to the called, matured and repaid investments that have not yet been reinvested. This additional liquidity enables the Company's management to help manage interest rate risk in the current interest rate environment by being less dependent on outside funding to meet future loan demand and investment opportunities.

Investment securities, including mortgage-backed securities, increased $311,000 to $22,187,000 at June 30, 2002 from $21,876,000 at June 30, 2001. The acquisition of OSFS contributed $3,265,000 to the investment portfolio and the change in market value of available for sale securities increased $281,000 to $375,000 at June 30, 2002 from $94,000 at June 30, 2001. Net of the OSFS contribution and the change in market value of available for sale securities, investment securities decreased $3,200,000. This decrease is the result of Company choosing not to reinvest proceeds from called, matured and repaid investment securities due to the current low-yielding interest rate environment. The funds are currently in the Company's overnight deposit account invested at the current federal funds rate as part of the Company's interest rate risk management strategy and as a hedge for more profitable investment in bonds or loans as the future interest rate environment dictates.

Net loans receivable increased $42,550,000 to $172,146,000 at June 30, 2002 from $129,596,000 at June 30, 2001. The acquisition of OSFS contributed $26,763,000 to loans receivable, net, consisting primarily of $24,025,000 in 1-4 family mortgages, $1,275,000 in 1-4 family construction loans and $700,000 in automobile loans. Net of the OSFS contribution, the increase in net loans as of June 30, 2002 totaled $15,787,000. Of such increases, loans secured by 1-4 family residences increased $1,667,000 due primarily to the Company's additional market area created as part of the merger and due to the Company's popular ARM products. Non-residential real estate loans and commercial loans increased by $8,190,000 and $2,173,000, respectively, due to the strong demand for the Company's competitively priced ARM products, demand from existing customers and demand from our expanded customer base developed as part of the OSFS merger. Automobile loans increased $4,176,000 of which $2,940,000 were "dealer loans" written by automobile dealership customers of the Company. The funding for the loan growth was provided primarily by an increase in deposits.

Deposits increased by $44,560,000 to $175,059,000 at June 30, 2002 from $130,499,000 at June 30, 2001. The acquisition of OSFS contributed approximately $24,349,000 to deposits, consisting primarily of $12,630,000 in core savings and NOW accounts and $11,719,000 in certificates of deposit. Net of the OSFS contribution, deposits increased $20,211,000 as a result of operations. Of such increase, core savings, demand products, and certificates of deposit have increased $7,738,000, $7,684,000, and $4,788,000, respectively. The increase in core deposit products is reflective of customer preferences toward short-term liquid insured deposits due to the current low interest rate environment and other significant events over the past fiscal year ended June 30, 2002. For the year ended June 30, 2002, the weighted average cost of deposit funds decreased 108 basis points to 3.99% from 5.07% for the year ended June 30, 2001. Management of the Company believes that the current trend of customer preference for short-term liquid deposits is temporary in nature and will shift as the economy and treasury yield curve improves for higher returns on alternative investments.

Stockholders equity increased $1,881,000 to $18,224,000 at June 30, 2002 from $16,343,000 at June 30, 2001. The increase was the result of net income of $1,874,000 for the year ended, of which $201,000 relates to an extraordinary gain as a result of the merger with OSFS, as well as, the recognition of shares in the Employee Stock Ownership Plan and the Restricted Stock Plan of $228,000, and an increase in the net unrealized gain on securities available for sale of $185,000. These increases were offset by the payment of cash dividends of $406,000.

Comparison of the Results of Operations for the Years Ended June 30, 2002 and 2001

Net Income. For the year ended June 30, 2002, net income totaled $1,874,000 compared to $970,000 for the same 2001 period. The increase in net income for the current year is primarily the result of the OSFS acquisition. Additionally, the increase in net income also reflects a $201,000 extraordinary gain from the acquisition of OSFS. This non-recurring gain was due to the fact that the Company purchased the net assets of OSFS at a discount of their fair market value. See "Note 3 – Extraordinary item" in the Consolidated Financial Statements.

Net Interest Income. The Company's net interest income increased $1,300,000, or 25.18%, to $6,462,000 for the year ended June 30, 2002 from $5,162,000 for the same period ended 2001. The increase in net interest income resulted primarily from an increase in the average volume of the underlying principle balances in interest earning assets and liabilities. The net interest spread increased to 3.07% for the period ended June 30, 2002 from 2.95% for the same period ended 2001. The average yield on interest earning assets decreased 87 basis points to 7.28% at June 30, 2002 from 8.15% for the comparable period ended 2001. The average cost of funds decreased 99 basis points to 4.21% for the year ended June 30, 2002 from 5.20% for the comparable period ended 2001. See Average Balance Sheet Table included herein for additional detail.

Interest and Dividend Income. Total interest and dividend income increased $1,459,000, or 11.99%, to $13,623,000 for the year ended June 30, 2002 from $12,164,000 for the comparable 2001 period. The increase was primarily due to an increase in earnings on loans of $1,597,000 as the average principle balance increased $32,831,000 to $157,557,000 at June 30, 2002 from $124,726,000 for the comparable 2001 period. Interest and dividend income on investments, mortgaged-backed securities, and interest bearing deposits with other financial institutions decreased approximately $138,000 as a result of average yields decreasing 153 basis points. However, average principle balances increased $5,000,000 to $29,655,000 at June 30, 2002 from $24,655,000 for the comparable 2001 period. See Average Balance Sheet Table included herein for additional detail.

Interest Expense. Total interest expense increased $159,000 or 2.27% to $7,161,000 for the year ended June 30, 2002 compared to $7,002,000 for the same period ended 2001. The increase was primarily due to an increase in interest paid on Advances from the FHLB of $161,000 as the average principle balance increased $3,437,000 to $20,000,000 at June 30, 2002 from $16,563,000 for the comparable 2001 period. This increase was offset by a decrease in interest paid on deposits of $2,000 as the average balance of deposits increased $31,927,000 to $150,133,000 at June 30, 2002 from $118,206,000 for the comparable 2001 period. See Average Balance Sheet included herein for additional detail.

Provision for Loan Losses. For the year ended June 30, 2002, the provision for loan losses was $245,000 as compared to $191,000 for the comparable 2001 period. The increase in the provision for loan losses for the year ended June 30, 2002 was precipitated by higher net charge-offs. In the year ended June 30, 2002, net charge-offs increased approximately $131,000 to $225,000 from $94,000 for the comparable 2001 period. Such net charge-offs were primarily related to consumer and commercial loans.

In determining the adequacy of the allowance for loan losses, management reviews and evaluates on a quarterly basis the potential risk in the loan portfolio. This evaluation process is documented by management and approved by the Company's Board of Directors. The evaluation is performed by senior members of management with years of lending and review experience. Management evaluates homogenous consumer-oriented loans, such as 1-4 family mortgage loans and retail consumer loans, based upon all or a combination of delinquencies, loan concentrations and charge-off experience. Management supplements this analysis by reviewing the local economy, political trends effecting local industry and business development and other known factors which may impact future credit losses. Nonhomogenous loans, generally defined as commercial business and real estate loans, are selected by management to be reviewed on a quarterly bases upon the combination of delinquencies, concentrations and other known factors that may effect the local economy and more specifically the individual businesses. During this evaluation, the individual loans are evaluated quarterly by senior members of management for impairment as prescribed under SFAS No. 114, "Accounting by Creditors for Impairment of a loan". Impairment losses are assumed when, based upon current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by a loan's observable market value, fair value of the collateral or the present value of future cash flows discounted at the loan's effective interest rate. This data on impairment is combined with the other data used for homogenous loans and is used by the classified asset committee in determining the adequacy of the allowance for loan losses.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future and that additional provision for loan losses will not be required.

Noninterest Income. Noninterest income increased $433,000, or 51.87%, to $1,268,000 for the year ended June 30, 2002 compared to $835,000 for the same period ended 2001. For the year ended June 30, 2002, gains on sales of fixed rate mortgages and income from mortgage loan servicing increased $150,000 and $193,000, respectively due to the current fixed rate mortgage loan environment in comparison to the period ended 2001. The gains on the sale of loans and the income from servicing sold loans for the year ended June 30, 2002, are not necessary indicative of anticipated trends for future periods. Fees on deposit accounts, Consumer Card income and ATM fee income increased by $52,000, $15,000 and $21,000, respectively due to an increase in core customers and related consumer activity

Noninterest Expense. Noninterest expense increased $717,000, or 16.82%, to $4,980,000 for the year ended June 30, 2002 from $4,263,000 for the same period ended 2001. Compensation and benefits increased $293,000 for the period ended June 30, 2002 primarily as the result of the hiring of thirteen (13) additional employees to operate the two branches created by the merger with OSFS and an additional cost of living increase for other full time employees. Occupancy and equipment, professional fees, marketing and data processing expenses have increased by $185,000 primarily due to the operation of the two new branches created by the merger with OSFS. Other expenses have increased $239,000 for the year ended June 30, 2002 also as a result of the OSFS acquisition.

Liquidity and Capital Resources. The Company's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Pittsburgh. The Company's borrowing limit with the FHLB is approximately $100 million with $20 million currently outstanding. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Company uses its resources primarily to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdraws, investments in other interest-bearing assets, maintenance of necessary liquidity, and to meet operating expenses.

Net cash provided by operating activities increased to $1,688,000 to $2,513,000 for the year ended June 30, 2002 compared to $825,000 for the same period ended 2001. This increase was primarily the result of an increase in fixed rate mortgage loans sold of $494,000 and net income of $904,000.

Net cash used for investing activities for the year ended June 30, 2002 decreased $5,389,000 to $13,301,000 from $18,690,000 for the year ended June 30, 2001. This decrease is primarily the result of a net decease in loans originated due to the volume of fixed rate loans originated and sold to FHLMC.

Net cash provided by financing activities for the year ended June 30, 2002 decreased $6,662,000 to $14,005,000 from $20,667,000 for the same period ended 2001. The decrease was primarily a result of a net decrease in FHLB advance activity of $9,500,000, and net funds used to purchase the stock of OSFS of $6,041,000. These decreases in financing funds were offset by an increase in net deposits of $8,732,000 for the year ended June 30, 2002

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters. Management monitors projected liquidity needs and determines the level desirable based in part on the Company's commitments to make loans and management's assessment of the Bank's ability to generate funds.

SNODGRASS
Certified Public Accountants and Consultants



Report of Independent Auditors

Board of Directors and Stockholders
Advance Financial Bancorp

We have audited the accompanying consolidated balance sheet of Advance Financial Bancorp and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advance Financial Bancorp and subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S R Snodgrass, A.C.

Steubenville, Ohio
July 31, 2002

ADVANCE FINANCIAL BANCORP
CONSOLIDATED BALANCE SHEET

	June 30, 2002	June 30, 2001
ASSETS		
Cash and cash equivalents:		
Cash and amounts due from banks	$ 1,775,051	$ 1,177,728
Interest-bearing deposits with other institutions	9,995,389	7,375,450
Total cash and cash equivalents	11,770,440	8,553,178
Investment securities:		
Securities held to maturity (fair value of $0 and $742,057)	-	749,934
Securities available for sale	12,999,362	11,147,919
Total investment securities	12,999,362	11,897,853
Mortgage-backed securities:		
Securities held to maturity (fair value of $1,449,641 and $1,601,960)	1,396,306	1,595,349
Securities available for sale	7,791,566	8,383,075
Total mortgage-backed securities	9,187,872	9,978,424
Loans held for sale	578,647	439,949
Loans receivable (net of allowance for loan losses of $969,088 and $779,170)	172,145,867	129,595,542
Premises and equipment, net	3,901,592	3,828,367
Federal Home Loan Bank stock, at cost	1,058,100	1,075,000
Accrued interest receivable	1,160,312	1,017,024
Other assets	1,502,749	1,101,725
TOTAL ASSETS	$214,304,941	$167,487,062
LIABILITIES		
Deposits	$175,058,743	$130,499,131
Advances from Federal Home Loan Bank	20,000,000	20,000,000
Advance payments by borrowers for taxes and insurance	404,220	146,095
Accrued interest payable and other liabilities	618,232	499,119
TOTAL LIABILITIES	196,081,195	151,144,345
STOCKHOLDERS' EQUITY		
Preferred stock, $.10 par value; authorized 500,000 shares; none issued	-	-
Common stock, $.10 par value, 2,000,000 shares authorized; 1,084,450 shares issued at June 30, 2002 and 2001	108,445	108,445
Additional paid in capital	10,380,430	10,339,790
Retained earnings – substantially restricted	10,274,004	8,806,639
Unallocated shares held by Employee Stock Ownership Plan (ESOP)	(337,394)	(424,154)
Unallocated shares held by Restricted Stock Plan (RSP)	(215,775)	(316,480)
Treasury stock (152,165 shares at cost)	(2,233,265)	(2,233,265)
Accumulated other comprehensive income	247,301	61,742
TOTAL STOCKHOLDERS' EQUITY	18,223,746	16,342,717
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$214,304,941	$167,487,062

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF INCOME

	Year Ended June 30,	
	2002	2001
INTEREST AND DIVIDEND INCOME		
Loans	$12,208,847	$10,611,680
Investment securities	628,145	743,324
Interest-bearing deposits with other institutions	144,990	304,312
Mortgage-backed securities	582,365	438,865
Federal Home Loan Bank stock	58,432	66,073
Total interest and dividend income	13,622,779	12,164,254
INTEREST EXPENSE		
Deposits	5,996,723	5,998,943
Advances from Federal Home Loan Bank	1,163,855	1,002,988
Total interest expense	7,160,578	7,001,931
NET INTEREST INCOME	6,462,201	5,162,323
Provision for loan losses	245,430	191,400
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,216,771	4,970,923
NONINTEREST INCOME		
Service charges on deposit accounts	532,301	479,912
Income from loan servicing activity	204,426	54,593
Gain on sale of loans	260,050	67,497
Gain on sale of investments	-	18,670
Gain on sale of fixed assets	6,270	-
Loss on sale of other real estate owned	(28,124)	(31,251)
Other income	292,957	245,439
Total noninterest income	1,267,880	834,860
NONINTEREST EXPENSE		
Compensation and employee benefits	2,336,380	2,043,805
Occupancy and equipment	862,705	766,472
Professional fees	125,434	111,834
Advertising	126,299	110,320
Data processing	302,433	243,387
Other operating expenses	1,226,093	986,741
Total noninterest expense	4,979,344	4,262,559
Income before income taxes	2,505,307	1,543,224
Income taxes	832,991	573,359
Income before extraordinary item	1,672,316	969,865
Extraordinary item- Excess over cost on net assets acquired in merger	201,206	-
NET INCOME	$ 1,873,522	$ 969,865
EARNINGS PER SHARE - INCOME BEFORE EXTRAORDINARY ITEM		
Basic	$ 1.89	$ 1.11
Diluted	$ 1.89	$ 1.11
EARNINGS PER SHARE – NET INCOME		
Basic	$ 2.12	$ 1.11
Diluted	$ 2.12	$ 1.11

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings Substantially Restricted	Unallocated Shares Held By ESOP	Unallocated Shares Held By RSP	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, June 30, 2000	$108,445	$10,329,885	$ 8,181,053	$(510,915)	$(505,849)	$(2,233,265)	$(301,080)	$15,068,274
Comprehensive income:								
Net income			969,865					969,865
Net unrealized gain on securities, net of tax of $186,908							362,822	362,822
Comprehensive income								1,332,687
Accrued compensation expense for RSP					207,079			207,079
RSP forfeited shares					(17,710)			(17,710)
Release of earned ESOP shares		9,905		86,761				96,666
Cash dividends declared ($.40 per share)			(344,279)					(344,279)
Balance, June 30, 2001	108,445	10,339,790	8,806,639	(424,154)	(316,480)	(2,233,265)	61,742	16,342,717
Comprehensive income:								
Net income			1,873,522					1,873,522
Net unrealized gain on securities, net of tax of $95,592							185,559	185,559
Comprehensive income								2,059,081
Accrued compensation expense for RSP					124,298			124,298
RSP forfeited shares					(23,593)			(23,593)
Release of earned ESOP shares		40,640		86,760				127,400
Cash dividends declared ($.46 per share)			(406,157)					(406,157)
Balance, June 30, 2002	$108,445	$10,380,430	$10,274,004	$ (337,394)	$(215,775)	$(2,233,265)	$ 247,301	$18,223,746

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended June 30, 2002	2001
OPERATING ACTIVITIES		
Net income	$ 1,873,522	$ 969,865
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and accretion, net	526,615	616,801
Provision for loan losses	245,430	191,400
Gain on sale of investments	-	(18,670)
Loss on sale of other real estate owned	28,124	31,251
Gain on sale of fixed assets	(6,270)	-
Extraordinary gain on net assets acquired in merger	(201,206)	-
Gain on sale of loans	(260,050)	(67,497)
Origination of loans held for sale	(22,263,762)	(5,568,905)
Proceeds from the sale of loans	22,385,116	5,196,453
Increase in accrued interest receivable	(143,288)	(146,069)
Increase (decrease) in accrued interest payable	11,093	(113,019)
Other, net	317,937	(266,683)
Net cash provided by operating activities	2,513,261	824,927
INVESTING ACTIVITIES		
Investment securities held to maturity:		
Purchases	-	-
Maturities and repayments	750,000	500,000
Investment securities available for sale:		
Purchases	(3,268,931)	(8,609,371)
Maturities and repayments	4,507,061	6,000,322
Proceeds from sale	-	135,905
Mortgage-backed securities held to maturity:		
Purchases	-	-
Maturities and repayments	525,399	491,414
Mortgage-backed securities available for sale:		
Purchases	(2,512,706)	(7,745,213)
Maturities and repayments	3,216,138	1,042,705
Purchases of Federal Home Loan Bank Stock	(173,100)	(275,000)
Sale of Federal Home Loan Bank Stock	635,900	-
Net increase in loans	(16,481,398)	(10,065,634)
Purchases of premises and equipment	(499,789)	(165,189)
Net cash used for investing activities	(13,301,426)	(18,690,061)
FINANCING ACTIVITIES		
Net increase in deposits	20,300,060	11,568,192
Proceeds of advances from Federal Home Loan Bank	-	15,000,000
Repayment of advances from Federal Home Loan Bank	-	(3,000,000)
Net decrease in short term advances from Federal Home Loan Bank	-	(2,500,000)
Net change in advances for taxes and insurance	152,531	(57,225)
Net cash purchase of OSFS stock	(6,041,007)	-
Cash dividends paid	(406,157)	(344,279)
Net cash provided by financing activities	14,005,427	20,666,688
Increase in cash and cash equivalents	3,217,262	2,801,554
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,553,178	5,751,624
CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,770,440	$8,553,178

See accompanying notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Advance Financial Bancorp (the "Company") is the holding company of Advance Financial Savings Bank, (the "Bank"). The Bank and its wholly-owned service corporation subsidiary, Advance Financial Service Corporation of West Virginia are wholly-owned subsidiaries of the Company. The Company and its subsidiaries derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial real estate, and consumer loan financing, as well as interest earnings on investment securities, interest-bearing deposits with other financial institutions, and charges for deposit services to its customers. The Bank is a federally chartered stock savings bank located in Wellsburg, WV. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and its wholly-owned subsidiary, Advance Financial Service Corporation of West Virginia. All material intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year end for financial reporting is June 30. For regulatory and income tax reporting purposes, the Company reports on a December 31 calendar year basis.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The major accounting policies and practices are summarized below.

Investment Securities Including Mortgage-Backed Securities

Debt and Equity securities consist of mortgage-backed securities, U.S. Government and federal agency obligations, obligations of state and local governments, money funds and common stock. Securities are classified, at the time of purchase based upon management's intention and ability, as available for sale or held to maturity. The company does not hold any securities as trading. Securities classified as held to maturity are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and are recognized as adjustments of interest income. Securities classified as available for sale are carried at estimated fair value with unrealized holding gains and losses reflected as a separate component of shareholders' equity. Realized gains and losses on the sale of debt and equity securities are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying balance sheet.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. The company had $578,647 and $439,949 in loans held for sale at June 30, 2002 and 2001, respectively.

Mortgage Servicing Rights

Mortgage Servicing rights ("MSR") are the rights to service mortgage loans for others and are acquired primarily through loan sales. Capitalized MSR are reported in intangible assets. After the serviced residential mortgage portfolio is stratified by interest rate, the fair value of the MSR is determined using the present value of the estimated future cash flows, assuming a market discount and certain forecasted prepayment rates based upon industry experience. MSR are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying financial assets. The assessment of the impairment on MSR is based on the current fair value of those rights. Such impairment is recognized through a valuation allowance established through a charge against gains on loan sales. Total income from servicing was $292,957 and $54,593 for the periods ended June 30, 2002 and 2001, respectively.

Loans

Loans are stated at unpaid principal balances, less loans in process, net deferred loan fees, and the allowance for loan losses. Interest on loans is credited to income as earned on an accrual basis. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance, homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate during the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of said collateral. Impaired loans or portions thereof, are charged-off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Loans considered to be nonperforming include nonaccrual loans, accruing loans delinquent more than 90 days and restructured loans. A loan, including an impaired loan, is classified as nonaccrual when collectability is in doubt. When a loan is placed on nonaccrual status, unpaid interest is reversed and an allowance is established by a charge to income equal to all accrued interest. Income is subsequently recognized only to the extent that cash payments are received. Loans are returned to accrual status when, in management's judgment, the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original terms).

Allowance for Loan Losses

The Company maintains an allowance for loan losses adequate to absorb estimated probable losses inherent in the loan portfolio. The allowance for loan losses consists of specific reserves for individual credits and general reserves for types and portfolios of loans based upon historical loan loss experience, adjusted for concentrations and the current economic environment. All outstanding loans, letters of credit and binding commitments to provide financing are considered in evaluating the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

Allowance for Loan Losses (Continued)

In determining the adequacy of the allowance for loan losses, management reviews and evaluates on a quarterly basis the potential risk in the loan portfolio. This evaluation process is documented by management and approved by the Company's Board of Directors. It is performed by senior members of management with years of lending and review experience. Management evaluates homogenous consumer-oriented loans, such as 1-4 family mortgage loans and retail consumer loans, based upon all or a combination of delinquencies, loan concentrations and charge-off experience. Management supplements this analysis by reviewing the local economy, political trends effecting local industry and business development and other known factors which may impact future credit losses. Nonhomogenous loans, generally defined as commercial business and real estate loans, are selected by management to be reviewed on a quarterly bases upon the combination of delinquencies, concentrations and other known factors that may effect the local economy and more specifically the individual businesses. During this evaluation, the individual loans are evaluated quarterly by senior members of management for impairment as prescribed under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Impairment losses are assumed when, based upon current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by a loan's observable market value, fair value of the collateral or the present value of future cash flows discounted at the loan's effective interest rate.

This data on impairment is combined with the other data used for homogenous loans and is used by the classified asset committee in determining the adequacy of the allowance for loan losses. Although management believes it uses the best information available to determine the adequacy of the allowance for loan losses, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determination.

Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans are reported at the lower of cost or fair value at the acquisition date, and subsequently at the lower of its new cost or fair value minus estimated selling costs. Costs represents the unpaid loan balance at the acquisition date plus expenses, when appropriate, incurred to bring the property to a salable condition. REO assets are reviewed periodically by management and any subsequent decrease in the estimated market value of the asset is taken as a loss on the income statement in the current period. Operating expenses of such properties, net of related income and losses on their disposition, are expenses as incurred and included in the "other expense" line item on the income statement in the current period.

Premises and Equipment

Land is carried at cost; buildings and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed primarily by the straight-line method based upon the estimated useful lives of the assets in the following ranges:

Buildings	40 Years
Building Improvements and Fixtures	10-20 Years
Office Equipment and Furniture	3-10 Years

Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period. The Company and its subsidiary file a consolidated income tax return.

Earnings per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income (loss) is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income (loss) as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as cash on hand, amounts due from depository institutions, and overnight deposits with the Federal Home Loan Bank and the Federal Reserve Bank.

Cash payments for interest for the fiscal years ended June 30, 2002 and 2001 were $7,156,302 and $7,114,950, respectively. Cash payments for income taxes for the fiscal years ended June 30, 2002 and 2001 were $985,537 and $748,332, respectively.

Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been effected based on the fair value of the stock options granted under this plan.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interest method. The adoption of Statement No. 141 did have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective for any goodwill arising as a result of business combinations initiated after June 30, 2001. The new statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement. The adoption of Statement No. 142 did have a material effect on the Company's results of operations for the year ended June 30, 2002, please refer to Note 2 – "Business Combination".

In October 2001, the FASB decided to undertake a limited-scope project to reconsider part of the guidance in SFAS 72, " Accounting for Certain Acquisitions of Banking and Thrift Institutions." In particular, the board decided to reconsider whether the acquisition of a branch is a business combination and if goodwill recorded in connection with a branch acquisition should continue to be amortized. Currently, Statement 72 Goodwill is excluded from the scope of SFAS 142. The results of this FASB project is not expected to have a material effect on the Consolidated Financial Statements of the Company.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value for subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations – Reporting the effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for the fiscal years beginning after December 15, 2001 and, generally its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Reclassification of Comparative Amounts

Certain comparative account balances for the prior period have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income.

2. BUSINESS COMBINATIONS

As of the close of business September 7, 2001, the Company acquired all of the outstanding stock of Ohio State Financial Services "OSFS". The total cost of the acquisition by the Company was $7,861,147. The acquisition was a cash purchase of all outstanding stock of OSFS and was accounted for under the purchase method of accounting. The Consolidated Statement of Income for the year ended June 30, 2002, includes the results of operations of the acquired institution from September 8, 2001.

OSFS was a bank holding company for the Bridgeport Savings and Loan, which had branch offices in Bridgeport and Shadyside, Ohio. The merger was entered into to enhance the Company's return on equity by geographical diversification, more profitable deployment of excess capital and market area expansion.

The following Condensed Balance Sheet reflects the amounts assigned to the major asset and liability captions at the acquisition date:

ASSETS	
Cash on hand and in banks	$ 1,681,646
Investment securities	2,602,442
Mortgage-backed securities	355,526
Federal Home Loan Bank stock	445,900
Loans receivable, net of allowance for losses of $170,759	26,763,108
Other	695,754
Total Assets	$32,544,376
LIABILITIES	
Deposits	$24,348,551
Other	334,678
Total Liabilities	24,683,229
SHAREHOLDERS' EQUITY	7,861,147
Total Liabilities and Shareholders' equity	$ 32,544,376

2. BUSINESS COMBINATIONS (Continued)

The following are proforma Statements of Income for the years ended June 30, 2002 and 2001. The proforma Statements of Income are intended to present the business combination's effect on earnings per share for the comparable periods had both entities been combined at the start of each period.

	2002	2001
Total interest income	$ 14,042,261	$14,503,791
Total interest expense	7,340,062	7,998,252
Net interest income	6,702,199	6,505,539
Provision for loan losses	276,345	191,400
Net interest income after provision for loan losses	6,425,854	6,314,139
Noninterest income	1,273,640	868,244
Noninterest expense	5,179,951	5,425,931
Income before income taxes	2,519,543	1,756,452
Income taxes	833,381	646,434
Net Income	$ 1,686,162	$ 1,110,018
Earnings per share:		
Basic	$1.91	$1.27
Diluted	$1.91	$1.27

3. EXTRAORDINARY ITEM

As a result of the merger with OSFS, the fair market value of the net assets acquired by the Company from OSFS exceeded the amount paid by approximately $2,697,000. In accordance with SFAS 141, all non-current and non-financial asset balances were reduced until the excess fair value was eliminated. The total non-current and non-financial assets created as a result of the merger was $2,496,000, therefore, since this total was less than the total excess fair value acquired, these asset balances were reduced to zero in accordance with SFAS 141. After eliminating these balances, approximately $201,000 ($2,697,000 less $2,496,000) in excess fair value remained that could not be reduced. In accordance with APB Opinion No. 30, any excess that remains after reducing to zero the amounts that otherwise would have been assigned to those assets, the remaining excess shall be recognized as an extraordinary gain. The extraordinary gain shall be recognized in the period in which the business combination is completed. The remaining portion of the excess, $201,206, was recognized as an extraordinary gain for the period ended June 30, 2002.

4. EARNINGS PER SHARE

There were no convertible securities, which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2002	2001
Weighted-average common shares outstanding	1,084,450	1,084,450
Average treasury stock shares	(152,165)	(152,165)
Average unearned ESOP and RSP shares	(47,873)	(55,118)
Weighted–average common shares and common stock equivalents used to calculate basic EPS	884,412	877,167
Additional common stock equivalents (65,061 options granted, none exercised) used to calculate diluted EPS	-	-
Weighted-average common shares and common stock equivalents used to calculate diluted EPS	884,412	877,167

5. INVESTMENT SECURITIES

The amortized cost and estimated market value of investments are as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. Government and Agency Obligations	$ -	$ -	$ -	$ -
Available-for-sale				
U.S. Government and Agency Obligations	4,800,000	67,954	-	4,867,954
Municipal Bond Obligations	5,757,115	167,267	-	5,924,382
Corporate Bond Obligations	1,989,035	25,981	(55,326)	1,959,690
Time Deposits	230,141	-	-	230,141
Money Fund Securities	17,595	-	(400)	17,195
Total available for sale	12,793,886	261,202	(55,726)	12,999,362
Total Investment Securities	$12,793,886	$261,202	$ (55,726)	$ 12,999,362

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. Government and Agency Obligations	$ 749,934	$ 1,287	$ (9,164)	$ 742,057
Available-for-sale				
U.S. Government and Agency Obligations	2,970,000	2,397	(39,685)	2,932,712
Municipal Bond Obligations	5,755,422	72,751	(8,882)	5,819,291
Corporate Bond Obligations	1,983,634	19,254	-	2,002,888
Common stocks	373,200	-	-	373,200
Money Fund Securities	20,141	-	(313)	19,828
Total available for sale	11,102,397	94,402	(48,880)	11,147,919
Total Investment Securities	$11,852,331	$ 95,689	$ (58,044)	$11,889,976

The weighted average interest rate on investment securities was 5.36% and 5.82% at June 30, 2002 and 2001, respectively.

The amortized cost and estimated fair value of debt securities at June 30, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.

	Amortized Cost	Fair Value
One year or less	$ 730,141	$ 730,465
After one through five years	4,506,630	4,512,545
After five through ten years	500,000	515,335
After ten years	7,057,115	7,241,017
Total	$12,793,886	$12,999,362

Proceeds received on securities as a result of sales and calls prior to maturity were $4,507,061 and $6,136,227 for the years ended June 30, 2002 and 2001, respectively. Gains on sales were $0 and $20,375 for the years ended June 30, 2002 and 2001, respectively. Losses on sales were $0 and $1,705 for the years ended June 30, 2002 and 2001, respectively.

The Company has pledged $0 and $750,000 of U.S. Government and Agency Obligations to secure public deposits as of June 30, 2002 and 2001, respectively.

6. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities are as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Government National Mortgage Association	$ 299,120	$ 16,564	$ -	$ 315,684
Federal Home Loan Mortgage Corporation	160,369	12,707	-	173,076
Federal National Mortgage Association	936,817	24,064	-	960,881
Total held to maturity	1,396,306	53,335	-	1,449,641
Available-for-sale				
Government National Mortgage Association	5,634,980	136,007	-	5,770,987
Federal Home Loan Mortgage Corporation	654,598	20,815	-	675,413
Federal National Mortgage Association	1,332,119	13,047	-	1,345,166
Total available for sale	7,621,697	169,869	-	7,791,566
Total mortgage backed securities	$9,018,003	$223,204	$ -	$9,241,207

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Government National Mortgage Association	$ 326,273	$ 9,628	$ -	$ 335,901
Federal Home Loan Mortgage Corporation	59,192	4,735	-	63,927
Federal National Mortgage Association	1,209,884	1,554	(9,306)	1,202,132
Total held to maturity	1,595,349	15,917	(9,306)	1,601,960
Available-for-sale				
Government National Mortgage Association	5,738,895	82,969	(13,131)	5,808,733
Federal Home Loan Mortgage Corporation	748,125	938	-	749,063
Federal National Mortgage Association	1,848,028	-	(22,749)	1,825,279
Total available for sale	8,335,048	83,907	(35,880)	8,383,075
Total mortgage backed securities	$9,930,397	$ 99,824	$ (45,186)	$9,985,035

Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from four to thirty years at June 30, 2002. However, due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter. As of June 30, 2002, mortgage-backed securities with a book value of $3,011,266 and a fair value of $3,036,060 are one year adjustable types currently paying a weighted average 4.736%. The remaining instruments are all fixed rate types with a weighted average yield of 6.79%. Certain instruments have been classified as available for sale based upon management's evaluation of liquidity needs while optimizing return at the time of purchase.

There were no sales of mortgage-backed securities for either period ended June 30, 2002 or 2001.

7. LOANS RECEIVABLE

Loans receivable are comprised of the following at June 30:

	2002	2001
Mortgage loans:		
1 – 4 family	$ 91,663,132	$ 64,696,315
Multi-family	6,864,328	6,002,553
Non-residential	36,146,829	27,956,885
Construction	4,338,936	2,455,751
Total mortgage loans	139,013,225	101,111,504
Consumer loans:		
Home improvement	943,384	1,208,279
Automobile	17,176,464	13,000,468
Share loans	1,589,842	1,594,755
Other	2,613,243	2,778,630
Total consumer loans	22,322,933	18,582,132
Commercial loans	14,824,483	12,651,451
Less:		
Loans in process	2,966,039	1,861,360
Net deferred loan fees	79,647	109,015
Allowance for loan losses	969,088	779,170
	4,014,774	2,749,545
Total loans	$172,145,867	$129,595,542

Single family mortgage loans serviced for Freddie Mac, which are not included in the Consolidated Balance Sheet, totaled $35,009,670 and $20,594,042 at June 30, 2002 and 2001, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. No losses are anticipated by management as a result of these commitments.

The following represents financial instruments whose contract amounts represent credit risk at June 30:

	2002	2001
Commitments to originate loans		
Fixed rate	$ 1,149,575	$1,606,710
Variable rate	$ 943,700	$1,180,076
Loans in process	$ 2,966,039	$1,861,360
Unused lines of credit	$10,506,511	$6,970,392
Letters of credit	$ 94,305	$ 95,802

The range of interest rates on fixed rate loan commitments was 6.25% to 8.125% at June 30, 2002.

7. LOANS RECEIVABLE (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within 30 days or have other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held consists primarily of single-family residences and income-producing commercial properties.

In the normal course of business, loans are extended to directors, executive officers and their associates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended June 30, 2002 is as follows:

Balance 2001	Additions	Amount Collected	Balance 2002
$1,482,774	$411,674	$321,244	$1,573,204

The Company's primary business activity is with customers located within its local trade area. Residential, consumer, and commercial loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio, at June 30, 2001 and 2000, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

8. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

	2002	2001
Balance, beginning of period	$ 779,170	$ 682,103
Add:		
Provisions charged to operations	245,430	191,400
Acquired through business combination	170,759	-
Loan recoveries	15,529	3,339
Total	1,210,888	876,842
Less: loans charged off	241,800	97,672
Balance, end of period	$ 969,088	$ 779,170

Nonperforming loans totaled $2,012,560 and $1,203,011 at June 30, 2002 and 2001 respectively. Impaired loans totaled $890,178 and $0 at June 30, 2002 and 2001, respectively. Such amounts have been subject to specific allowances for loan losses of $48,202 and $0 at June 30, 2002 and 2001, respectively. The average investment in impaired loans for the year ended June 30, 2002 was $911,821. The interest income potential based upon the original terms of the contracts of these impaired loans was $86,688 for the year ended June 30, 2002. The entire interest income potential has been recognized for the year ended June 30, 2002.

9. PREMISES AND EQUIPMENT, NET

Premises and equipment are summarized by major classification as follows:

	2002	2001
Land	$ 303,857	$ 303,857
Buildings and improvements	3,656,304	3,421,642
Furniture, fixtures, and equipment	2,601,056	2,349,384
Total	6,561,217	6,074,883
Less accumulated depreciation	2,659,625	2,246,516
Premises and equipment, net	$ 3,901,592	$3,828,367

Depreciation charged to operations amounted to $426,492 and $407,117 for the years ended June 30, 2002 and 2001, respectively.

10. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than the greater of 1% of its outstanding home loans or 5% of its outstanding borrowings to the Federal Home Loan Bank of Pittsburgh as calculated at December 31 of each year.

11. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2002	2001
Investment securities	$ 144,336	$ 167,585
Mortgage-backed securities	45,885	53,736
Loans receivable	970,091	795,703
Total	$1,160,312	$1,017,024

12. DEPOSITS

Deposit accounts are summarized as follows:

	2002		2001	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Non-interest-bearing	$ 7,299,438	4.2%	$ 6,591,651	5.1%
Savings accounts	36,030,981	20.6	18,299,257	14.0
NOW accounts	10,829,261	6.2	8,361,345	6.4
Money market accounts	19,049,726	10.9	11,904,733	9.1
	65,909,968	37.7	38,565,335	29.5
Time certificates of deposit:				
2.00 - 4.00%	59,590,853	34.0	3,175,532	2.4
4.01 - 6.00%	31,149,561	17.8	39,263,156	30.1
6.01 - 8.00%	11,108,923	6.3	42,903,457	32.9
	101,849,337	58.1	85,342,145	65.4
Total	$175,058,743	100.0%	$130,499,131	100.0%

12. DEPOSITS (Continued)

The scheduled maturities of time certificates of deposit at June 30, 2002 are as follows:

	Amount
Within one year	$ 69,063,291
Beyond one year but within two years	18,562,745
Beyond two years but within three years	4,170,352
Beyond three years but within five years	4,733,082
Beyond five years	5,319,867
Total	$101,849,337

The Company had time certificates with a minimum denomination of $100,000 in the amount of approximately $15,475,283 and $12,711,277 at June 30, 2002 and 2001, respectively. Deposits in excess of $100,000 are not federally insured. The Company does not have any brokered deposits.

Interest expense by deposit category for the years ended June 30 is as follows:

	2002	2001
Passbooks	$ 811,947	$ 467,965
NOW and Money Market Deposit accounts	625,139	636,793
Time certificates	4,559,637	4,894,185
	$5,996,723	$5,998,943

13. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consists of the following:

	Principal Due	Interest Due	Interest Rate	2002	2001
Advance	06-30-2005	Monthly	6.36%	$ 5,000,000	$ 5,000,000
Advance	11-03-2010	Monthly	6.05%	5,000,000	5,000,000
Advance	12-20-2010	Monthly	5.54%	5,000,000	5,000,000
Advance	02-28-2011	Monthly	4.96%	5,000,000	5,000,000
				$20,000,000	$20,000,000

These borrowings are subject to the terms and conditions of the Advances, Collateral Pledge and Security Agreement between the Federal Home Loan Bank of Pittsburgh and the Bank. All advances, at June 30, 2002, have fixed rates with putable options. The putable options are as follows:

	Principal Due	Putable Due	Interest Rate	Renewable Terms
Advance	06-30-2005	9-30-2002	6.36%	3 month Libor +.15
Advance	11-03-2010	11-03-2003	6.05%	3 month Libor +.20
Advance	12-20-2010	12-20-2004	5.54%	3 month Libor +.20
Advance	02-28-2011	8-27-2002	4.96%	3 month Libor +.20

In addition, the Bank entered into a "RepoPlus" Advance credit arrangement, which is renewable annually and incurs no service charges. As of June 30, 2002, the Bank has a borrowing limit of approximately $100 million with a variable rate of interest, based upon the FHLB's cost of funds. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances.

14. INCOME TAXES

The components of income tax expense for the years ended June 30 are summarized as follows:

	2002	2001
Currently payable:		
Federal	$ 853,590	$508,338
State	192,909	113,760
	1,046,499	622,098
Deferred	(213,507)	(48,739)
Total	$ 832,992	$573,359

The following temporary differences gave rise to deferred tax asset and liabilities:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 329,490	$ 264,918
Loan origination fees, net	7,256	11,237
Other, net	7,692	9,701
Deferred tax assets	344,438	285,856
Deferred tax liabilities		
Premise and equipment depreciation	111,102	248,622
Tax reserve for loan losses	36,610	45,901
Net unrealized gain on securities	127,398	31,806
Other, net	102,217	55,716
Deferred tax liabilities	377,327	382,045
Net deferred tax liability	$ (32,889)	$ (96,189)

On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture. The recapture tax will be paid in six equal installments beginning with the 1998 tax year. At December 31, 1995, the Bank had $386,250 in bad debt reserves in excess of the base year (includes $62,244 from the merger with Bridgeport Savings and Loan). Subject to prevailing corporate tax rates, the Bank owes $36,610 in federal income taxes, which is reflected as a deferred tax liability.

The reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at statutory rates for the years ended June 30 is as follows:

	2002		2001	
	Amount	Percent	Amount	Percent
Provision at statutory rate	$851,804	34.0%	$524,696	34.0%
State income tax expense, net of federal tax benefit	127,320	5.0	76,784	5.0
Tax exempt interest	(103,017)	(3.1)	(66,234)	(4.3)
Other, net	(43,115)	(1.7)	38,113	2.5
Actual expense and effective rate	$832,992	34.2%	$573,359	37.2%

15. RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) feature. The 401(k) allows employees to make contributions to the plan up to 10% of their annual compensation. The Company will match 50% of the employees' voluntary contributions up to 3% of the employee's compensation. Additional employer contributions are made at the discretion of the Board of Directors. The plan covers substantially all employees with more than one year's service. The Company's contributions for the benefit of covered employees amounted to $42,711 and $38,243 for the years ended June 30, 2002 and 2001, respectively.

16. RESTRICTED STOCK PLAN (RSP)

In 1998, the Board of Directors adopted a RSP for directors, certain officers and employees, which was approved by stockholders at a special meeting held on January 20, 1998. The objective of this Plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, which has the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

On February 23, 1998, the Trust purchased with funds contributed by the Bank, 43,378 shares of the common stock of the Company. At June 30, 2002, 15,180 shares have been issued to non-employee directors, 26,244 shares have been issued to officers, and 1,954 shares remained unissued. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned. Shares are vested over a four-year period from their grant date. A total of 40,824 shares were vested as of June 30, 2002. Total operating expense attributed to the RSP amounted to $124,298 and $207,079 for the years ended June 30, 2002 and 2001.

17. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

In conjunction with the Bank's conversion from mutual to stock, the Bank adopted an ESOP for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. An ESOP trust was created, and acquired 86,756 shares of common stock in the Company's initial public offering, using proceeds of a loan obtained from the Company, which bears interest at the Wall Street Journal prime rate, adjusted quarterly. The loan, which is secured by the shares of stock purchased, calls for quarterly interest over a ten year period and annual principal payments of $86,756.

The Bank makes quarterly contributions to the trust to allow the trust to make the required loan payments to the Company. Shares are released from collateral based upon the proportion of annual principal payments made on the loan each year and allocated to qualified employees. As shares are released from collateral, the Bank reports compensation expense based upon the amounts contributed or committed to be contributed each year and the shares become outstanding for earnings per share computations. Dividends paid on allocated ESOP shares are recorded as a reduction in retained earnings. Dividends paid on unallocated shares were used to reduce the company's contribution to the ESOP plan for the years ended June 30, 2002 and 2001. Compensation expense for the ESOP was $127,402 and $96,665 for the years ended June 30, 2002 and 2001, respectively.

The following table represents the components of the ESOP shares:

	2002	2001
Allocated shares	47,604	38,928
Shares released for allocation	4,338	4,338
Shares distributed	(1,056)	(1,056)
Unreleased shares	34,814	43,490
Total ESOP share	85,700	85,700
Fair value of unreleased shares	$616,208	$576,242

18. STOCK OPTION PLAN

In December 1997, the Board of Directors adopted a Stock Option Plan for the directors, officers, and employees, which was approved by stockholders at a special meeting held on January 20, 1998. An aggregate of 108,445 shares of authorized but unissued common stock of the Company were reserved for future issuance under the plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to additional paid-in capital.

On January 20, 1998, qualified stock options were granted for the purchase of 65,061 shares exercisable at the market price of $18.75 per share at a rate of one fourth per year beginning January 20, 1998. All options expire ten years from the date of grant. At June 30, 2002, the initial stock options granted remain outstanding with none being exercised.

The Company accounts for its stock option plan under provisions of APB Opinion No. 25, " Accounting for Stock Issued to Employees," and related interpretations. Under this opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards No. 123, " Accounting for Stock-based Compensation," net income applicable to common stock, basic and dilutive net income per common share, for the years ended June 30 would have been as follows:

	2002	2001
Net Income:		
As reported	$1,873,522	$ 969,865
Pro forma	$1,857,257	$ 964,661
Basic Earnings Per Share:		
As reported	$ 2.12	$ 1.11
Pro forma	$ 2.12	$ 1.11
Diluted Earnings Per Share:		
As reported	$ 2.12	$ 1.11
Pro forma	$ 2.11	$ 1.10

The following table presents share data related to the stock option plans:

	2002	2001
Outstanding, beginning	65,061	65,061
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding, ending (at $18.75 per share)	65,061	65,061

18. STOCK OPTION PLAN (Continued)

The fair value of the option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grant in 2002 and 2001, respectively: expected dividend yield of 2.71% and 3.02%; expected volatility of 6.0% and 8.0%; risk-free interest rate of 1.68% and 3.91%; and expected lives of 5 and 6 years.

Dividend Equivalent Rights may be granted concurrently with any option granted. These rights provide that upon the payment of a dividend on the Common Stock, the holder of such Options shall receive payment of compensation in an amount equivalent to the dividend payable as if such Options had been exercised and such Common Stock held as of the dividend date. Dividend Equivalent Rights were granted concurrently with respect to the stock options granted in 1998.

Compensation expense resulting from Dividend Equivalent Rights was $29,928 and $26,024 for the years ended June 30, 2002 and 2001.

19. PREFERRED SHARE PURCHASE RIGHTS PLAN

In July 1997, the Board of Directors adopted a Preferred Share Purchase Rights Plan and correspondingly issued one Preferred Share Purchase Right ("a Right") for each share of common stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's junior Participating Preferred Stock, Series A ("Preferred Shares"), at a price of $37.00 per one-hundredth of a Preferred Share. The Rights will not be exercisable or separable from the common shares until ten business days after a person or group acquire 15% or more or tenders for 50% or more of the Company's outstanding common shares. The Plan also provides that if any person or group becomes an "Acquiring Person," each Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will entitle its holder to receive upon exercise that number of common shares having a market value of two times the exercise price of the Right. In the event the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to receive upon exercise of the Right, at the Right's then current exercise price, that number of the acquiring company's common shares having a market value of two times the exercise price of the Right. The company is entitled to redeem the Rights at a price of one cent per Right at any time prior to them becoming exercisable, and the Rights expire on July 17, 2007. The Plan was designed to protect the interest of the Company's shareholders against certain coercive tactics sometimes employed in takeover attempts.

20. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The future lease commitments as of June 30, 2002 for all noncancellable equipment and land leases follows:

Fiscal Year Ending June 30,	Amount
2002	$ 105,600
2003	108,600
2004	108,600
2005	112,560
2006	101,560
2007 and thereafter	2,272,010
	$ 2,808,930

Litigation

The Company is involved in litigation arising in the normal course of business. Management believes that liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position, operating results, or liquidity.

20. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Branch Expansion

Effective March 8, 2002, the Company was granted permission to establish a *de novo* branch at 125 Dunbar Avenue in the Hollywood Shopping Center in Steubenville, Ohio. The Company anticipates the completion of the *de novo* branch in the first quarter of the 2003 fiscal year. The anticipated cost of the facility including the building, equipment and furnishings is expected to be approximately $800,000, which will primarily be capitalized. The Company will use excess cash liquidity to pay all costs associated with the constructing and equipping of the new branch facility.

21. OTHER COMPREHENSIVE INCOME

Other comprehensive income in the Consolidated Statement of Stockholders' Equity consists solely of unrealized gains and losses on available for sale securities. The change in net unrealized (loss) gain on securities available for sale securities includes reclassification adjustments to reclassify losses, net of tax for sales of the related securities of $0 and $18,400 for the years ended June 30, 2002 and 2001.

22. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated carrying amounts and fair values are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 11,770,440	$ 11,770,440	$ 8,553,178	$ 8,553,178
Investment securities				
Held to maturity	-	-	749,934	742,057
Available for sale	9,187,872	9,187,872	11,147,919	11,147,919
Mortgage-backed securities:				
Held to maturity	1,396,306	1,449,641	1,595,349	1,601,960
Available for sale	7,791,566	7,791,566	8,383,075	8,383,075
Loans receivable	172,145,867	176,106,943	130,035,491	131,710,542
Federal Home Loan Bank Stock	1,058,100	1,058,100	1,075,000	1,075,000
Accrued interest receivable	1,160,312	1,160,312	1,017,024	1,017,024
Total	$ 204,510,463	$ 208,524,874	$162,556,970	$164,230,755

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:				
Deposits	$ 175,058,743	$ 176,154,743	$130,499,131	$ 131,393,000
Advances from Federal Home Loan Bank	20,000,000	21,539,000	20,000,000	20,565,000
Advance payment by borrowers for taxes and insurance	404,220	404,220	146,095	146,095
Accrued interest payable	86,583	86,583	75,488	75,488
Total	$ 195,549,546	$ 198,184,546	$150,720,714	$152,179,583

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Advance Payment by Borrowers for Taxes and Insurance

The fair value is equal to the current carrying value.

Investment Securities, Mortgage-backed Securities, and Loans Held for Sale

The fair value of investment securities, mortgage-backed securities and loans held for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Advances from Federal Home Loan Bank

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and employs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and advances from Federal Home Loan Bank are estimated using a discounted cash flow calculation and applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 7.

23. CAPITAL REQUIREMENTS

The Company, on a consolidated basis and the Bank are subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the entity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of tangible and core capital (as defined in the regulations) to adjusted assets (as defined). Management believes that as of June 30, 2002 the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2002, the most recent notification from the Company's and Bank's primary regulatory authorities have categorized the entity as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum tangible, core, and risk-based ratios. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

The following table reconciles the Company's and Bank's capital under generally accepted accounting principles to regulatory capital:

	Company June 30,		Bank June 30,	
	2002	2001	2002	2001
Total equity	$18,223,746	$16,342,717	$16,642,895	$15,587,143
Intangibles	445,160	-	445,160	-
Unrealized gain (loss) - securities	247,301	61,742	247,301	61,742
Tier I, core, and tangible capital	17,531,285	16,280,975	15,950,434	15,525,401
Allowance for loan losses	969,088	779,170	969,088	779,170
Risk-based capital	$18,500,373	$17,060,145	$16,919,522	$16,304,571

23. CAPITAL REQUIREMENTS (Continued)

The actual capital amounts and ratios were as follows:

	Company at June 30,			
	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets				
Actual	$ 18,500,373	13.04%	$17,060,145	15.34%
For Capital Adequacy Purposes	11,346,550	8.00	8,898,599	8.00
To be "Well Capitalized"	14,183,188	10.00	11,123,249	10.00
Tier I Capital to Risk-Weighted Assets				
Actual	$ 17,531,285	12.36%	$16,280,975	14.64%
For Capital Adequacy Purposes	5,673,275	4.00	4,449,300	4.00
To be "Well Capitalized"	8,509,913	6.00	6,673,950	6.00
Core Capital to Adjusted Assets				
Actual	$ 17,531,285	8.21%	$16,280,975	9.72%
For Capital Adequacy Purposes	8,539,403	4.00	6,697,013	4.00
To be "Well Capitalized"	10,674,254	5.00	8,371,266	5.00
Tangible Capital to Adjusted Assets				
Actual	$ 17,531,285	8.21%	$16,280,975	9.72%
For Capital Adequacy Purposes	3,202,276	1.50	2,511,380	1.50
To be "Well Capitalized"	N/A	N/A	N/A	N/A

	Bank at June 30,			
	2002		2001	
	Amount	Ratio	Amount	Ratio
Actual	$ 16,919,522	11.94%	$ 16,304,571	14.71%
For Capital Adequacy Purposes	11,340,560	8.00	8,868,743	8.00
To be "Well Capitalized"	14,175,700	10.00	11,085,929	10.00
Tier I Capital to Risk-Weighted Assets				
Actual	$ 15,950,434	11.25%	$ 15,525,401	14.00%
For Capital Adequacy Purposes	5,670,280	4.00	4,434,372	4.00
To be "Well Capitalized"	8,505,420	6.00	6,651,558	6.00
Core Capital to Adjusted Assets				
Actual	$ 15,950,434	7.48%	$ 15,525,401	9.20%
For Capital Adequacy Purposes	8,524,507	4.00	6,746,730	4.00
To be "Well Capitalized"	10,655,634	5.00	8,433,412	5.00
Tangible Capital to Adjusted Assets				
Actual	$ 15,950,434	7.48%	$ 15,525,401	9.20%
For Capital Adequacy Purposes	3,196,690	1.50	2,530,024	1.50
To be "Well Capitalized"	N/A	N/A	N/A	N/A

CORPORATE OFFICE
ADVANCE FINANCIAL BANCORP and ADVANCE FINANCIAL SAVINGS BANK

Corporate Office
1015 Commerce St.
Wellsburg, WV 26070
(304) 737-3531

Stock Listing
The Nasdaq SmallCap Market
Under the Symbol: "AFBC"

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Ave., N.W.
Suite 340 West
Washington, D.C. 20005

General Counsel
William E. Watson & Associates
800 Main Street
Wellsburg, WV 26070

Independent Auditors
S.R. Snodgrass, A.C.
626 North Fourth Street
Steubenville, OH 43952-1982

Transfer Agent
Computer Share Trust Company, Inc.
12039 W. Alameda Parkway
Lakewood, CO 80228

OFFICERS

Stephen M. Gagliardi	Chairman, President and CEO
Steven D. Martino	Senior Vice President and COO
Marc A. DeSantis	Senior Vice President and Investor Relations
Stephen M. Magnone	Vice-President-Treasurer and CFO
Florence K. McAlpine	Corporate Secretary

BOARD OF DIRECTORS

Stephen M. Gagliardi
W. Peterson Holloway Jr.
Dominic J. Teramana Jr.
Willaim B. Chesson
John R. Sperlazza
William E. Watson
Frank Gary Young
Kelly M. Bethel

ADVANCE FINANCIAL SAVINGS BANK OFFICES:

Wellsburg - 1015 Commerce St., Wellsburg, WV 26070
Follansbee - 1409 Main Street, Follansbee, WV 26037
Wintersville - 805 Main St., Wintersville, OH 43953
Bridgeport - 435 Main St., Bridgeport, OH 43912
Shadyside – 4000 Central Ave., Shadyside, OH 43947

Advance Financial Bancorp's Annual Report for the year ended June 30, 2002 filed with the Securities and Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form-10KSB or any other investor information, please contact our Investor Relations officer at our Wintersville office or our Corporate Secretary at our Corporate office in Wellsburg. The Annual Meeting of Stockholders will be held on October 22, 2002 at 9:00 a.m. at the Wintersville office.



Wellsburg Office 1015 Commerce St., Wellsburg, WV 26070 (304) 737-3531


ADVANCE FINANCIAL
SAVINGS BANK

Follansbee Office
1409 Main St.
Follansbee, WV 26037
(304) 527-1770



Wintersville Office
805 Main St.
Wintersville, OH 43953
(740) 264-1005


Savings

Bridgeport Office
435 Main St.
Bridgeport, OH 43912
740-635-0764


Advance Financial
Savings Bank
AF
SHADYSIDE OFFICE
Advance Financial Savings Bank
AFSB

Shadyside Office
4000 Central Ave.
Shadyside, OH 43947
740-676-1888